Exhibit 14

Code of Ethics

Our Board of Directors adopted our Code of Ethics in June 2013. The Code of Ethics states the principles and expectations governing the behavior of individuals within our organization. It describes the minimum requirements for conduct, and behavioral expectations rather than specific activities.

The purpose of the Code is to provide guidance and set common ethical standards that each of Royal Bakery’s management and employees must adhere to with highest professional standard and on a consistent basis. Many of the policies in this Code are based on various federal and state laws and regulations. Others are based on business and ethical principles, it helps Royal Bakery to accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of our business.

Code of Ethics of our Business

Duties to Employees:
It is the policy of Royal Bakery to be an equal opportunity employer, and we welcome diversity in our workforce. All terms and conditions of employment will be made without consideration of religion, race, color, age, national origin, marital status, and any other classifications protected by federal, state or local law and regulation. Our policy is to treat every employee with dignity and respect.

Duties to Sub-Franchisor and Franchisees:
Royal Bakery will be fair and truthful and maintain positive relationships with our sub-franchisor, Egg Tart Café United Holdings, LLC, and its sub-franchisees. We expect our management and employees to understand the importance of using professional integrity in our business dealing our franchisor and franchisees. We will create a culture of leadership and also, provide an open, supportive environment to encourage franchisees to share their ideas with us and to build up a team work between Royal Bakery and the franchisee community.

Duties to the Public:
We will dedicate our effort to advancing our restaurants while promoting the highest professional and ethical standards to serve our customer. Our commitment to our customer as followings:

1.	Food Safety - We will have a firm commitment to food safety, always placing food safety above financial concerns, and provide the highest product quality standards.

2.	Supplier Standards - We shall be familiar with our suppliers and perform due diligence before signing a contract with a new supplier.

3.	Public Health – We shall use fresh, healthy ingredients for our products and not use harmful additives to minimize the growing health epidemic.

4.
Friendly environment – We shall present a clean, attractive, comfortable and friendly service to our customers. In keeping with this spirit, we strive to avoid unsafe, unhealthy or hazardous environments.

Internal Auditing:
The purpose of internal auditing is to establish trust that will provide the basis for reliance on management’s judgment. Internal audits shall be of the highest professional objectivity and shall make a balanced assessment of all the relevant circumstances.  They shall not be unduly influenced by management’s own interests. They shall promote the value of information that all of Royal Bakery staff receive and shall not disclose information without appropriate authority unless there is a legal or professional obligation to do so. Management shall apply their knowledge, skills and experience needed in the performance of conducting internal auditing process.

Code of Ethics of our Employees:

Harassment:
It is Royal Bakery's policy to prohibit intentional and unintentional harassment of any individual by another person on the basis of any protected classification including, but not limited to, religion, color, race, sex, national origin, age, disability, marital status, citizenship, veteran status or sexual orientation, and any other classifications protected by federal, state or local law, rule, regulation or ordinance. This policy is intended to ensure no one harasses another individual in our workplace.

Honest and Ethical Conduct:
Royal Bakery expects all employees to act with the highest standards of honesty and ethical conduct, while working on with the Company premises. Employees must treat fellow workers, supervisors and customers with respect. All employees are expected to abide by policies of fairness toward customers, suppliers and other competitors. It is the employee's responsibility to help create an environment that is not offensive. Employees cannot utter slurs or offend others with words or actions. An employee must practice safety at all times to ensure not only his well-being but that of others. Alcohol or illegal drugs are forbidden inside the Company.

Health and Safety:
Employees must report to work free from the influence of illegal drugs or alcohol. Company personnel must adhere to practices that encourage cleanliness and promote the safe use of all work tools. All employees who handle food processing and or work in the kitchen shall be certified by appropriate regulatory agencies. Accidents and defective equipment should be reported immediately. Violence or threats of violence against workers or customers are not tolerated.

Duties to the Firm:
Our employees shall act in the best interests of the Company. We require employees to promptly report any illegal behavior or violations of the Code to senior management. We all must assist in this process by reporting anything that could damage our reputation for service quality and food safety.  We shall strive to improve the restaurant profession by continue training and sharing our experience for the benefit of all.

Confidential Information:
All employees who may have access to information related to the Company and is not known to the general public. Such information must be kept confidential. It can only be used for appropriate business purposes. Inappropriate disclosure of confidential information can cause irreparable harm to the company and will not be tolerated.

Additional Provision:
The provisions of this Code of Ethic may not include all situations or events likely to occur in the conduct of Royal Bakery's operation. Additional statements might be added from time to time, either to address topics not covered or to provide greater detail on topics already covered by the Code.